
June 22, 2022

Douglas Peterson
President and Chief Executive Officer
S&P Global Inc.
55 Water Street
New York, NY 10041

      Re: S&P Global Inc.
           Form 10-K filed February 8, 2022
           File No. 001-01023

Dear Mr. Peterson:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services